Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-125770, 333-106246, 333-68134 and 333-65556 on Form S-8 of our report dated February 28, 2008, except for Notes 2, 4, 18 and 21 as to which the date is May 30, 2008 (which report on the consolidated financial statements expressed an unqualified opinion and included an explanatory paragraph regarding the Company’s change in its method of accounting for employee stock-based compensation as of January 1, 2006 and the Company’s change in its method of accounting for uncertainty in income taxes as of January 1, 2007), relating to the consolidated financial statements and financial statement schedule of Alliance Data Systems Corporation, appearing in this Form 8-K of Alliance Data Systems Corporation.

/s/ Deloitte & Touche LLP

Dallas, Texas

May 30, 2008